UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ability Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8789K124

(CUSIP Number)

Anatoly Hurgin

c/o Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

972-3-6879777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8789K124

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anatoly Hurgin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 832,500 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 832,500 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 14.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Based on 5,804,677 ordinary shares outstanding as of December 12, 2018.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D originally filed on December 31, 2015 (the “Original Schedule 13D”), as further amended on August 22, 2018 (“Amendment No. 1”) and December 3, 2018 (“Amendment No. 2”, and, together with Amendment No. 1, the “Amendments”), filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) with respect to its ownership of Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”) in Ability Inc., a Cayman Islands corporation (the “Company”). This Amendment No. 3 amends the Original Schedule 13D, as amended by the Amendments, as specifically set forth herein. This Amendment No. 3 is being filed solely to report a change in the Reporting Person’s percentage of beneficial ownership of the Ordinary Shares as a result of recent equity issuances by the Company.

Item 5. Interests of Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following:

(a) and (b) There were 5,804,677 Ordinary Shares outstanding as of December 12, 2018. As of December 12, 2018, the Reporting Person beneficially owned 832,500 shares of Ordinary Shares of the Company, which comprises 14.3% of the outstanding Ordinary Shares. All such shares are held through a trust of which the Reporting Person is beneficiary and over which the Reporting Person has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement (as defined in the Original Schedule 13D). The shares reported in this Amendment No. 3 do not include Ordinary Shares which may become issuable to the Reporting Person pursuant to an earn-out under the Merger Agreement described in Item 6 below.

(c) None.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2018

By:	/s/ Anatoly Hurgin
Name:	Anatoly Hurgin

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